UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)

Multiband Corporation

(Name of Subject Company (Issuer))

Multiband Corporation

(Name of Filing Person (Offeror and Issuer))

Options to Purchase Common Stock, No Par Value

(Title of Class of Securities)

62544X

(CUSIP Number of Class of Securities)

(Underlying Shares of Common Stock)

James L. Mandel

Chief Executive Officer

Multiband Corporation

5605 Green Circle Drive

Minnetonka, MN

(763) 504-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michele D. Vaillancourt

Philip T. Colton

Winthrop & Weinstine, P.A.

Capella Tower

225 South 6th Street, Suite 3500

Minneapolis, MN

(612) 604-6400

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,619,049	$493.64

*	Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Transaction Valuation was calculated assuming that options to acquire an aggregate of 3,056,598 shares of common stock are purchased at the applicable purchase price. This offer relates to options to purchase 2,236,914 shares of common stock with exercise prices below $2.75 per share ranging from $0.96 to $2.72 per share, for which we will pay cash in an amount equal to the number of shares subject to the options multiplied by the difference between $3.25 and the per share exercise prices, and options to purchase 819,684 shares of common stock with exercise prices greater than $2.75 per share, for which we will pay cash in an amount equal to the number of shares subject to the options multiplied by $0.50.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act, equals $136.40 per $1,000,000 of transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:

Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

SCHEDULE TO

Multiband Corporation, a Minnesota corporation (the “Company”), is filing this Tender Offer Statement on Schedule TO (the “Statement”) under Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase all options outstanding (the “Options”) under its 1999 Stock Compensation Plan to purchase shares of the Company’s common stock upon the terms and conditions set forth in the Offer to Purchase for Cash Outstanding Options to Purchase Shares of Common Stock of Multiband Corporation dated July 31, 2013 (the “Offer to Purchase”). The Offer to Purchase attached hereto as Exhibit (a)(1)(i), the Election to Tender Eligible Options Pursuant to the Offer to Purchase dated July 31, 2013 attached hereto as Exhibit (a)(1)(ii), the Form of Notice of Withdrawal of Previously Tendered Options attached hereto as Exhibit (a)(1)(iii), and the Letter to Optionholders attached hereto as Exhibit (a)(1)(iv), each of which may be amended or supplemented from time to time, together and with all schedules and annexes thereto, constitute the “Offer.”

This Offer is being made in connection with the proposed merger (the “Merger”) of the Company with Manatee Merger Sub Corporation (“Merger Sub”), a wholly-owned subsidiary of Goodman Networks Incorporated, a Texas corporation (“Parent”), pursuant to that certain Agreement and Plan of Merger dated May 21, 2013 by and among the Company, the Merger Sub and the Parent (as it may be amended from time to time, the “Merger Agreement”), which is filed herewith as Exhibit (d)(1). The Merger and the Merger Agreement are described in the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on July 26, 2013 (the “Proxy Statement”), which is filed herewith as Exhibit (d)(2).

Item 1.          Summary Term Sheet.

(a)          The information set forth under the caption “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.          Subject Company Information.

(a)          Name and Address. The name of the issuer is Multiband Corporation. The address of the Company’s principal executive offices is 5605 Green Circle Drive, Minnetonka, Minnesota 55343. Its telephone number is (763) 541-3000.

(b)          Securities. The information set forth under the caption “The Offer” in the Offer to Purchase is incorporated herein by reference.

(c)          Trading Market and Price. The information set forth under the caption “The Offer – Market and Trading Information” in the Offer to Purchase is incorporated herein by reference.

Item 3.          Identity and Background of Filing Person.

(a)          Name and Address. The Company is the filing person and the issuer. The business address and business telephone number of the Company are set forth under Item 2(a) above, which is incorporated herein by reference.

(b)          Information regarding the persons who are directors, officers and/or controlling persons of the Company is set forth under the caption “The Offer – Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Purchase and incorporated herein by reference.

Item 4.          Terms of the Transaction.

(a)          Material Terms. The information set forth under the captions “Summary Term Sheet,” “Questions and Answers about the Offer,” “Certain Significant Considerations,” “The Offer” and “The Merger” in the Offer to Purchase is incorporated herein by reference.

(b)          Purchases. The information set forth under the caption “The Offer – Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Purchase is incorporated herein by reference.

Item 5.          Past Contacts, Transactions, Negotiations and Agreements.

(a)          Agreements Involving the Company’s Securities. The information set forth under the caption “The Offer – Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Purchase is incorporated herein by reference. The information set forth under the captions “Proposal No. 1 – The Merger – Interests of Multiband Directors and Executive Officers in the Merger” in the Proxy Statement is incorporated herein by reference.

Item 6.          Purposes of the Transactions and Plans or Proposals.

(a)          Purposes. The information set forth under the captions “Summary Term Sheet – Purpose of the Offer,” “Questions and Answers about the Offer – Why is Multiband Making the Offer?,” and “The Offer – Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)          Use of Securities Acquired. The information set forth under the caption “The Offer – Status of Eligible Options Acquired By Us in the Offer; Accounting Consequences of the Offer” in the Offer to Purchase is incorporated herein by reference. The information set forth under the caption “The Merger Agreement – Treatment of Multiband Corporation Securities” in the Proxy Statement is incorporated herein by reference.

(c)          Plans. The information set forth under the caption “The Offer – Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference. The information set forth under the captions “Proposal No. 1 – The Merger” and “The Merger Agreement” in the Proxy Statement is incorporated herein by reference.

Item 7.          Source and Amount of Funds or Other Consideration.

(a)          Source of Funds. The information set forth under the caption “The Offer – Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference. The information set forth under the caption “Proposal No. 1 – The Merger – Payment for Securities” in the Proxy Statement is incorporated herein by reference.

(b)          Conditions. The information set forth under the caption “The Offer – Conditions” in the Offer to Purchase is incorporated herein by reference. The information set forth under the caption “The Merger – Conditions to Consummation of the Merger” in the Offer to Purchase is incorporated herein by reference.

(d)          Borrowed Funds. Not applicable. The information set forth under the caption “The Offer – Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

Item 8.          Interest in Securities of the Issuer.

(a)          Securities Ownership. The information set forth under the caption “The Offer – Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Purchase is incorporated herein by reference. The information set forth under the captions “Proposal No. 1 – The Merger – Interests of Multiband Directors and Executive Officers in the Merger” and “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated herein by reference.

(b)          Securities Transactions. The information set forth under the caption “The Offer – Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Purchase is incorporated herein by reference. The information set forth under the captions “Proposal No. 1 – The Merger – Interests of Multiband Directors and Executive Officers in the Merger” and “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated herein by reference.

Item 9.          Persons/Assets Retained, Employed, Compensated or Used.

(a)          Solicitations or Recommendations. The information set forth under the caption “The Offer – Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.         Financial Statements.

(a)          Financial Information. Not applicable.

(b)          Pro Forma Information. Not applicable.

Item 11.         Additional Information.

(a)          Agreements, Regulatory Requirements and Legal Proceedings. The Company is required to comply with federal and state securities laws and tender offer rules. The information set forth under the captions in “The Offer – Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” and “The Offer – Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c)          Other Material Information. The information set forth in “Certain Significant Considerations” in the Offer to Purchase is incorporated herein by reference.

Item 12.         Exhibits.

Exhibit	Description

(a)(1)(i)	Offer to Purchase for Cash Outstanding Options to Purchase Shares of Common Stock of Multiband Corporation dated July 31, 2013.
(a)(1)(ii)	Election to Tender Eligible Options Pursuant to the Offer to Purchase dated July 31, 2013.
(a)(1)(iii)	Form of Notice of Withdrawal of Previously Tendered Options.
(a)(1)(iv)	Form of Letter to Optionholders dated July 31, 2013.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger by and among Goodman Networks Incorporated, Manatee Merger Sub Corporation and Multiband Corporation dated as of May 21, 2013 is incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Multiband Corporation with the Securities and Exchange Commission on May 22, 2013.
(d)(2)	Definitive Proxy Statement of Multiband Corporation is incorporated herein by reference to the Schedule 14A filed by Multiband Corporation with the Securities and Exchange Commission on July 26, 2012.
(g)	Not applicable.
(h)	Not applicable.

Item 13.         Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MULTIBAND CORPORATION

	By:	/s/ James L. Mandel
Name: James L. Mandel
Title: Chief Executive Officer

Date: July 31, 2013

Exhibit Index

Exhibit	Description

(a)(1)(i)	Offer to Purchase for Cash Outstanding Options to Purchase Shares of Common Stock of Multiband Corporation dated July 31, 2013.
(a)(1)(ii)	Election to Tender Eligible Options Pursuant to the Offer to Purchase dated July 31, 2013.
(a)(1)(iii)	Form of Notice of Withdrawal of Previously Tendered Options.
(a)(1)(iv)	Form of Letter to Optionholders dated July 31, 2013.
(d)(1)	Agreement and Plan of Merger by and among Goodman Networks Incorporated, Manatee Merger Sub Corporation and Multiband Corporation dated as of May 21, 2013 is incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Multiband Corporation with the Securities and Exchange Commission on May 22, 2013.
(d)(2)	Definitive Proxy Statement of Multiband Corporation is incorporated herein by reference to the Schedule 14A filed by Multiband Corporation with the Securities and Exchange Commission on July 26, 2012.